FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Copper and Gold Corporation ("Company")

Suite 1200 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2. Date of Material Change

April 14, 2023

Item 3. News Release

A news release was disseminated through Canada Newswire on April 14, 2023, and subsequently filed under the Company's profile on SEDAR.

Item 4. Summary of Material Change

On April 14, 2023, the Company announced it had completed its strategic equity investment by Mitsubishi Materials Corporation ("Mitsubishi Materials") previously announced on March 24, 2023.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On April 14, 2023, the Company completed its previously announced C$21.3 million strategic equity investment by Mitsubishi Materials to further advance the Company's copper-gold Casino Project in the Yukon.

Mitsubishi Materials acquired 8,091,390 common shares of the Company (the "Shares") at a price of C$2.63 per Share for proceeds of approximately C$21.3 million, resulting in Mitsubishi Materials owning approximately 5.0% of the Company's issued and outstanding Shares, on an undiluted basis (following completion of the Rio Tinto subscription).

As previously announced, Rio Tinto Canada Inc. ("Rio Tinto") will subscribe for 878,809 Shares at a price of C$2.63 per Share for proceeds of approximately C$2.3 million, allowing Rio Tinto to maintain its interest of approximately 7.84%. The Rio Tinto subscription is expected to be completed on or before May 1, 2023.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact: Varun Prasad

Phone: (604) 684-9497

Item 9. Date of Report

April 20, 2023

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains certain forward-looking statements, including statements with respect to the expected closing date for the Rio Tinto subscription. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of the Company and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in the Company's AIF and Form 40-F, and other information released by the Company and filed with the applicable regulatory agencies.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.